Exhibit 99.1

AMENDMENT NO. 2 TO SENIOR

SECURED CREDIT FACILITY AGREEMENT

AMENDMENT NO. 2 TO SENIOR SECURED CREDIT FACILITY AGREEMENT, dated as of March 27, 2014 (this “Amendment”), among the undersigned (to the extent necessary, as set forth herein):

(1)	PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 and registered with the Luxembourg trade and companies register under number B.169724 (“PSS”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(2)	PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands (“PDVIIL”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(3)	PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 Luxembourg and registered with the Luxembourg trade and companies register under number B.159658 (“PDSA”), as guarantor (the “Guarantor”);

(4)	THE EXPORT CREDIT INSTITUTION, THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1-A to the Credit Agreement (defined below), as GIEK Facility Lenders (including Eksportkreditt Norge AS, as GIEK Facility EKN Lender, (the “GIEK Facility EKN Lender”), and Citibank N.A., London Branch, as a GIEK Facility Commercial Lender, (the “GIEK Facility Commercial Lender”), the “GIEK Facility Lenders”);

(5)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 to the Credit Agreement (defined below), as Commercial Facility Lenders (the “Commercial Facility Lenders”);

(6)	CITIBANK N.A. (“Citibank”) and DNB MARKETS, INC. (“DNB Markets”), as structuring banks (the “Structuring Banks”) and as syndication agents (the “Syndication Agents”);

(7)	CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB”), as global ECA coordinators (the “Global ECA Coordinators”);

(8)	CITIBANK, as documentation agent (the “Documentation Agent”);

(9)	CITIBANK N.A., LONDON BRANCH, as GIEK Commercial Guarantee Holder (the “GIEK Commercial Guarantee Holder”);

(10)	EKSPORTKREDITT NORGE AS, as GIEK EKN Guarantee Holder (the “GIEK EKN Guarantee Holder”);

(11)	DNB, as administrative agent and security agent (together with any successor administrative agent and security agent appointed pursuant to Section 28 of the Credit Agreement, the “Administrative Agent” or as applicable, the “Security Agent”) and as account bank (in such capacity, the “Account Bank”) and as GIEK facility agent (in such capacity, the “GIEK Facility Agent”);

(12)	CITIBANK, DNB, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as mandated lead arrangers (the “Mandated Lead Arrangers”); and

(13)	CITIBANK, DNB MARKETS, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as book runners (the “Bookrunners”).

PRELIMINARY STATEMENTS:

(1) The Obligors and the Finance Parties have entered into that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013 and amended and restated as of September 13, 2013 (the “Credit Agreement”). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.

(2) The Borrowers have requested that (i) the threshold of ownership by a Person other than QPIL or its Affiliates that triggers a “PDSA Change of Control Event” be increased from 40% to 50%, (ii) certain amendments be made to Section 13.8 of the Credit Agreement, (iii) certain amendments be made to the Credit Agreement (including in Section 10.3 thereof) relating to the conditions for Advances for the Delivery Date of each Collateral Vessel and (iv) certain other amendments be made to the Credit Agreement, including (x) clarification of the definition of Net Income and the permitted timing for dividends and distributions pursuant to Section 13.10, and (y) the required timing for delivery of Security Documents and other documentation relating to an Internal Charterer pursuant to Section 15.20.

(3) In connection with the changes requested by the Borrowers as described in recital (2) above, certain amendments to the Credit Agreement are necessary and appropriate.

(4) The Obligors and the Lenders (to the extent necessary, as set forth herein) have agreed that the Credit Agreement be amended, upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other valuable consideration the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Amendment of Credit Agreement. Effective as of the date hereof, and subject to the satisfaction of the conditions precedent referred to in Section 3 hereto, the Credit Agreement is hereby amended as follows:

(a) the definition of “PDSA Change of Control Event” is hereby amended and restated as follows:

““PDSA Change of Control Event” means at any time during the Security Period, any Person, other than QPIL or any Affiliate thereof, obtains ownership or control, directly or indirectly, of 50% or more of the issued and outstanding Equity Interests of PDSA;”

(b) Sections 6.2 of the Credit Agreement is hereby amended by replacing the first word “The” with the words “Except as otherwise set forth in Section 10.3, the”.

(c) Section 10.3 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“10.3 Delivery Date Conditions. On or before the Drawdown Date for Advances to be made to fund amounts due on the Delivery Date of each Collateral Vessel, the Administrative Agent shall have received the documents or evidence described in Part B of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified in Schedule 3). Notwithstanding the foregoing or anything to the contrary contained herein, but without limitation of the requirements of Section 10.4 and 10.5 hereof, an Advance may be borrowed to fund amounts due on the Delivery Date of each Collateral Vessel before the conditions precedent set forth in Part B of Schedule 3 are satisfied, provided that in any such circumstance, the Administrative Agent shall (A) on the applicable Drawdown Date, preposition an amount equal to the aggregate principal amount of the Advance at a bank or other financial institution (the “Builder’s Bank”) satisfactory to the Administrative Agent (on behalf of the Lenders), which funds shall be held at the Builder’s Bank in the name and under the sole control of the Administrative Agent and (B) issue a SWIFT MT 199 or other similar communication (each such communication, a “Disbursement Authorization”) authorizing the release of such funds by the Builder’s Bank on the relevant Delivery Date upon receipt of the documents or evidence described in Part B of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (on behalf of the Lenders) (unless otherwise specified in Schedule 3); and provided further, that if the Delivery Date of the relevant Collateral Vessel does not occur within fifteen (15) Business Days following the relevant Drawdown Date, the funds held at the Builder’s Bank shall (at the Borrowers’ expense) be returned to the Administrative Agent for further distribution to the Lenders; and provided further, that notwithstanding the provisions of Section 6 hereof, in the event that an Advance has been prepositioned in accordance with the terms of this Section 10.3, the duration of the first Interest Period applicable to the relevant Loan shall be one (1) month, which Interest Period shall terminate upon the applicable Delivery Date (as provided in Section 6.2(c) hereof) and thereafter shall revert to the duration of each Interest Period elected by the Borrowers in accordance with Section 6.2 hereof. Notwithstanding anything to the contrary contained herein (including Sections 8.13, 8.14 and 8.17 hereof), (i) no Floating Rate Breakage Costs shall be due in connection with any return of funds to the Lenders pursuant to the final proviso of the preceding sentence, and (ii) any such returned funds may be subsequently reborrowed.”

(d) Section 10.4(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(a) that the payment of any Project Cost (including Reimbursement Payments) being paid from such Advance is due on or before or within thirty (30) days after the relevant Drawdown Date (together with confirmation from the Builder that all previous installments of the Contract Price due and payable to it under the relevant Construction Contract have been paid), or, in the case of an Advance for payments to be made on the Delivery Date of a Collateral Vessel, such payment is expected to become due within 15 Business Days of the Drawdown Date related thereto;”

(e) Section 13.8(b) of the Credit Agreement is hereby amended by (i) replacing the reference to “September 30, 2015” in the first sentence thereof with “December 31, 2015”, (ii) replacing the reference to “December 31, 2015” in the first sentence thereof with “March 31, 2016”; and (iii) replacing the reference to “December 31, 2014” in the last sentence thereof with “September 30, 2015”;

(f) Sections 13.10(a) and 13.10(b) of the Credit Agreement are each hereby amended by inserting the words “but excluding any exceptional, extraordinary, one off or non-recurring items” immediately following the words “as defined by GAAP” in each such Section;

(g) Section 13.10(b)(iii) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(iii) such dividends are paid no later than the following calendar year.”

(h) Section 15.20 of the Credit Agreement is hereby amended by inserting the words “later of (i) the Delivery Date of a Collateral Vessel subject to an Internal Charter and (ii) the subsequent” prior to the words “execution and delivery” in the first sentence thereof; and

(i) Clause (xiv) of Part B of Schedule 3 to the Credit Agreement is hereby amended by replacing the words “making the relevant Advance” with the words “payment of the proceeds of the relevant Advance to the Builder on the Delivery Date”.

SECTION 2. Agreement in Furtherance of the Amendment of the Credit Agreement. The parties hereto hereby agree that the amendment of the Credit Agreement pursuant to the terms hereof (a) does not violate or conflict with any term, condition, covenant, prohibition or other agreement contained in any of the other Finance Documents, (b) in the case of Sections 1(a), (b), (c), (d) and (i) hereof (the “Unanimous Amendments”), requires the unanimous written consent of each Lender and (c) in the case of Sections 1(e), (f), (g) and (h) hereof (the “Majority Amendments” and together with the Unanimous Amendments, the “Requested Amendments”), requires the written consent of the Majority Lenders.

SECTION 3. Conditions to Effectiveness.

This Amendment shall become effective on and as of the date first above written (the “Amendment Effective Date”) including as to either or both of the Unanimous Amendments and the Majority Amendments upon satisfaction of each of the preconditions described on

Schedule 1 hereto and each of the parties hereto (to the extent necessary, as set forth herein) has delivered its applicable duly authorized and executed signature page or pages to this Amendment to the Administrative Agent or its counsel. For the avoidance of doubt, (i) this Amendment shall not become effective as to the Unanimous Amendments unless all of the Lenders have delivered a duly authorized and executed signature page to this Amendment which indicates their approval of the Unanimous Amendments and (ii) this Amendment shall not become effective as to the Majority Amendments unless the Majority Lenders have delivered a duly authorized and executed signature page to this Amendment which indicates their approval of the Majority Amendments.

SECTION 4. Reference to and Effect on the Finance Documents. (a) On and after the Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Finance Documents to “the Credit Agreement”, “thereunder”, “thereof’ or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended by this Amendment.

(b) The Credit Agreement and each of the other Finance Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed as if herein set forth in their entirety, and this Amendment is for all purposes a Finance Document.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Finance Party under the Credit Agreement or any of the other Finance Documents, or constitute a waiver of any provision of the Credit Agreement or any of the other Finance Documents.

SECTION 5. Costs and Expenses. The Borrowers agree to pay on demand all costs and expenses of the Administrative Agent and the Security Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment, the Credit Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent) in accordance with the terms of Section 21.3 of the Credit Agreement.

In addition, upon approval of the Majority Amendments, the Borrowers agree to pay to the Administrative Agent for further distribution to the Lenders an amendment fee of 5 bps, distributed pro rata corresponding to each Lender’s share of the Commitment.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 7. GOVERNING LAW. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER OR RELATED HERETO, AND ALL ISSUES CONCERNING THE RELATIONSHIP OF THE PARTIES HERETO AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to Senior Secured Credit Facility Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PACIFIC SHARAV S.ÀR.L.		PACIFIC DRILLING VII LIMITED

By:	/s/ John Boots	By:	/s/ Christian J. Beckett
Name:	John Boots	Name:	Christian J. Beckett
Title:	Manager	Title:	President

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Chief Executive Officer

Signature Page to Amendment No. 2

GIEK FACILITY LENDERS,

with respect to the Unanimous Amendments

EKSPORTKREDITT NORGE AS, as a GIEK Facility EKN Lender

By:	/s/ Olav E. Rygg
Name:	Olav E. Rygg
Title:	Executive Vice President

CITIBANK N.A., LONDON BRANCH, as a GIEK Facility Commercial Lender

By:	/s/ Kara Catt
Name:	Kara Catt
Title:	Vice President

KOMMUNAL LANDSPENSJONKASSE, as a GIEK Facility Commercial Lender

By:	/s/ Victor Nordan
Name:	Victor Nordan
Title:	Senior VP

Signature Page to Amendment No. 2 (Unanimous Amendments)

COMMERCIAL FACILITY LENDERS,

with respect to the Unanimous Amendments

DNB CAPITAL LLC, as Lender		CITIBANK, N.A., LONDON BRANCH, as Lender

By:	/s/ Evan Uhlick	By:	/s/ George Clayton
Name:	Evan Uhlick	Name:	George Clayton
Title:	First Vice President	Title:	Director

ABN AMRO CAPITAL USA LLC, as Lender		CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ Urvashi Zutshi	By:	/s/ Nova B Pvevpah
Name:	Urvashi Zutshi	Name:	Nova B Pvevpah
Title:	Managing Director	Title:	Attorney-in-Fact

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender		ING CAPITAL LLC, as Lender

By:	/s/ Andrew McKuin	By:	/s/ Tanja Van der Woude
Name:	Andrew McKuin	Name:	Tanja Van der Woude
Title:	Vice President	Title:	Director

NIBC BANK N.V., as Lender		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender

By:	/s/ Saskia Hovers	By:	/s/ Erling Amundsen
Name:	Saskia Hovers	Name:	Erling Amundsen
Title:	Managing Director	Title:

STANDARD CHARTERED BANK PLC, as Lender

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head Americas, Structured Finance

Signature Page to Amendment No. 2 (Unanimous Amendments)

GIEK FACILITY LENDERS,

with respect to the Majority Amendments

EKSPORTKREDITT NORGE AS, as a GIEK Facility EKN Lender

By:	/s/ Olav E. Rygg
Name:	Olav E. Rygg
Title:	Executive Vice President

CITIBANK N.A., LONDON BRANCH, as a GIEK Facility Commercial Lender

By:	/s/ Kara Catt
Name:	Kara Catt
Title:	Vice President

KOMMUNAL LANDSPENSJONKASSE, as a GIEK Facility Commercial Lender

By:	/s/ Victor Nordan
Name:	Victor Nordan
Title:	Senior VP

Signature Page to Amendment No. 2 (Majority Amendments)

COMMERCIAL FACILITY LENDERS,

with respect to the Majority Amendments

DNB CAPITAL LLC, as Lender		CITIBANK, N.A., LONDON BRANCH, as Lender

By:	/s/ Evan Uhlick	By:	/s/ George Clayton
Name:	Evan Uhlick	Name:	George Clayton
Title:	First Vice President	Title:	Director

ABN AMRO CAPITAL USA LLC, as Lender		CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ Urvashi Zutshi	By:	/s/ Nova B. Prempen
Name:	Urvashi Zutshi	Name:	Nova B. Prempen
Title:	Managing Director	Title:	Attorney-in-Fact

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender		ING CAPITAL LLC, as Lender

By:	/s/ Andrew McKuin	By:	/s/ Tanja Van der Woude
Name:	Andrew McKuin	Name:	Tanja Van der Woude
Title:	Vice President	Title:	Director

NIBC BANK N.V., as Lender		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender

By:	/s/ Saskia Hovers	By:	/s/ Olav Bucher-Johannessen
Name:	Saskia Hovers	Name:	Olav Bucher-Johannessen
Title:	Managing Director	Title:

STANDARD CHARTERED BANK PLC, as Lender

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head Americas, Structured Finance

Signature Page to Amendment No. 2 (Majority Amendments)

ALL THE FOREGOING IS HEREBY ACKNOWLEDGED AND AGREED

AS OF THE DATE FIRST ABOVE WRITTEN BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED, as Pledgor

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Director

Signature Page to Amendment No. 2

SCHEDULE 1

Conditions Precedent to Effectiveness of Amendment No. 2

to the Credit Agreement

The Administrative Agent shall have received on or before the Amendment Effective Date the following documents or evidence, being the documents referred to in Section 3 of this Amendment No. 2, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) This Amendment No. 2.

(ii) Incumbency certificates of other evidence of the authority of the officers of each Obligor and the Pledgor authorized to sign this Amendment No. 2.

(iii) The GIEK Guarantees in favor of each GIEK Facility Lender shall be in full force and effect.

(iv) The Administrative Agent shall be satisfied that as of the date hereof and as of the Amendment Effective Date:

(a) all of the representations and warranties of each Obligor set forth in the Credit Agreement and the other Finance Documents shall be true and correct in all material respects, other than any such representations or warranties that, by their terms, refer solely to a specific date, which shall be true and correct in all material respects as of such specified date; and

(b) no Default or Event of Default shall have occurred and be continuing,

and the Administrative Agent shall have received a certificate from an officer of each Obligor to that effect.

(v) Such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.